EXHIBIT 3
PROMISSORY NOTE

$64,350,000.00	June 5, 2013

FOR VALUE RECEIVED, the undersigned, Bessemer Trust Company of Delaware, N.A., as the Trustee of the Michael and Karen Hays Grandchildren’s Trust, a Delaware trust, under agreement dated March 9, 2009, (hereafter “Borrower”), promises to pay to the order of Michael D. Hays, a Nebraska resident (hereafter “Lender”), the principal sum of $64,350,000.00 together with interest thereon at the rate of 0.95% per annum, payable as follows:

During the term of this Promissory Note, Borrower agrees to pay to Lender annual payments of interest only at the rate of 1.00% per annum assessed on the outstanding principal balance from time to time.  The first interest payment shall be due and payable on June 5, 2014 with annual interest payments thereafter, with the entire outstanding balance of principal and accrued interest due and payable in full on May 5, 2022.

Both principal and interest are payable to the Lender at 5104 Deer Haven Court, Eagle, NE 68347, or at such other address as the Lender may designate to Borrower.

Prepayments may be made at any time without the written consent of Lender.  Any prepayments shall be applied first to accrued interest and the balance of any prepayment shall be credited to reduce principal. Provided, however, any partial prepayment shall not postpone the due date or change the amount of any subsequent payments until this Promissory Note is paid in full. Borrower agrees to pay all costs and expenses, including reasonable attorney’s fees to the extent permitted by applicable law, incurred by the Lender in connection with the enforcement and collection of this Promissory Note or the protection or preservation of any right of the Lender.

This Promissory Note is secured by an Account Control Agreement between Borrower and Lender of even date hereof.

Time is of the essence in this Promissory Note.  Failure to pay any installment when due or gives the holder of this Promissory Note the right to declare the entire balance due without notice.

In the event of default in payment hereof for a period of five days following any payment due date, interest shall accrue on the unpaid balance at the rate of twelve percent (12.00%) per annum until the default is cured.

Lender and Borrower bind their respective heirs, successors, personal representatives and assigns to the performance of all of the terms and conditions of this Promissory Note and all of the benefits and obligations herein.  Borrowers and all parties who at the time may be liable hereon in any capacity, jointly and severally waive presentment, demand for payment, protests and notice of dishonor of this Promissory Note.

This Promissory Note shall be governed by and construed in accordance with the laws of the State of Nebraska.

“BORROWER”

Michael and Karen Hays Grandchildren’s Trust,
U/A/D March 9 2009

Bessemer Trust Company of Delaware, N.A.,
Trustee

By /s/ Julia E. Coombs,
Its Senior Vice President